FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 25, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2011

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2011

October 25, 2011

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2011	Three months ended September 30, 2010	Change(%)		Three months ended September 30, 2011
Net sales	¥916,911	¥913,151	+	0.4	$11,907,935
Operating profit	122,548	104,424	+	17.4	1,591,532
Income before income taxes	118,265	108,826	+	8.7	1,535,909
Net income attributable to Canon Inc.	¥77,864	¥68,195	+	14.2	$1,011,221

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥64.43	¥55.07	+	17.0	$0.84
- Diluted	64.42	55.07	+	17.0	0.84

CONSOLIDATED RESULTS FOR THE NINE MONTHS

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Change(%)		Nine months ended September 30, 2011	Year ending December 31, 2011	Change(%)
Net sales	¥2,592,676	¥2,639,035	-	1.8	$33,671,117	¥3,650,000	-	1.5
Operating profit	283,461	304,705	-	7.0	3,681,312	360,000	-	7.1
Income before income taxes	281,924	310,329	-	9.2	3,661,351	350,000	-	10.9
Net income attributable to Canon Inc.	¥187,187	¥192,644	-	2.8	$2,431,000	¥230,000	-	6.7

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥153.42	¥155.79	-	1.5	$1.99	¥191.43	-	4.1
- Diluted	153.41	155.79	-	1.5	1.99	-		-

	Actual
	As of September 30, 2011	As of December 31, 2010	Change(%)		As of September 30, 2011
Total assets	¥3,910,019	¥3,983,820	-	1.9	$50,779,468

Canon Inc. stockholders’ equity	¥2,521,160	¥2,645,782	-	4.7	$32,742,338

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY77=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2011, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2011 Third Quarter in Review

Looking back at the global economy in the third quarter of 2011, the pace of economic recovery further decelerated due to downward pressure on the economies of Europe and the United States. In the United States, a lack of progress in alleviating the high unemployment rate and housing problems led to a decline in the growth rate, while in Europe, as the peripheral countries confront the debt crisis, the major economies of the region also slowed down. In contrast, emerging Asian countries, such as China and India, continued to achieve solid economic growth fueled by stable domestic demand. In Japan, although the economy continued to face severe challenges, progress was made in restoring the supply chain and indications pointed to a recovery in production in the aftermath of the Great East Japan Earthquake.

As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for network digital multifunction devices (MFDs) continued to recover moderately. The laser printer market continued to display solid growth boosted by emerging economies. With regard to the consumer products market, demand for digital single-lens reflex (SLR) cameras maintained significant growth in all regions, while the market for compact digital cameras grew steadily in emerging markets. Demand for inkjet printers achieved healthy growth in emerging markets and a recovery of demand was also felt in Japan, resulting in stable growth overall. In the industry and others sector, investment in semiconductor lithography equipment used to manufacture DRAM memory devices was partially restrained due to a slowdown in the PC market. Despite solid growth in liquid crystal display (LCD) lithography equipment for the manufacture of mid- and small-size LCD panels used in smartphones, demand for equipment used to manufacture large LCD panels has remained sluggish since the beginning of the year.

The average values of the yen during the third quarter and first nine months of the year were ¥77.75 and ¥80.39 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥8 and ¥9, and ¥109.98 and ¥113.23 to the euro, respectively, year-on-year appreciations of approximately ¥1 and ¥3.

In the third quarter, owing to recovery efforts following the earthquake through increased production and expanded sales, net sales of digital SLR cameras recorded significant year-on-year growth. As for network digital MFDs and laser printers, despite the signs of recovery from the previous quarter, third-quarter net sales declined from the year-ago period. Additionally, the Industry and Others Business Unit recorded an increase in net sales during the three-month period. Amid the impact of the strong yen against the U.S. dollar, which led to significantly reduced sales, overall net sales for the third quarter totaled ¥916.9 billion (U.S.$11,908 million), an increase of 0.4% from the year-ago period. Net sales for the nine months ended September 30, 2011 totaled ¥2,592.7 billion (U.S.$33,671 million), slipping 1.8% year on year, reflecting the effects of the earthquake in the first half of the year. The gross profit ratio for the third quarter improved by 0.5 points to 49.4%, thanks to ongoing cost-cutting efforts that absorbed the impact of the appreciation of the yen to the U.S. dollar, while the ratio for the first nine months of the year rose 0.4 points to 49.3%. Gross profit for the third quarter totaled ¥452.5 billion (U.S.$5,877 million), a year-on-year increase of 1.3%, and totaled ¥1,277.2 billion (U.S.$16,588 million) for the first nine months, a year-on-year decline of 1.1%, due to reduced sales. Operating expenses decreased by ¥12.5 billion (U.S.$163 million) for the quarter owing to Group-wide efforts to thoroughly reduce spending. For the nine months ended September 30, 2011, however, the amount increased by ¥7.6 billion (U.S.$99 million), mainly stemming from the effects of new consolidation arising from the acquisition of Océ N.V. in the previous year. Consequently, third-quarter operating profit totaled ¥122.5 billion (U.S.$1,592 million), jumping 17.4% year on year, income before income taxes totaled ¥118.3 billion (U.S.$1,536 million), an increase of 8.7% from the year-ago period, and net income attributable to Canon Inc. totaled ¥77.9 billion (U.S.$1,011 million) for the quarter, an increase of 14.2%, achieving year-on-year increases in both sales and profit for the first time in four quarters. As for the first nine months of the year, operating profit decreased by 7.0% to ¥283.5 billion (U.S.$3,681 million), income before income taxes declined 9.2% to ¥281.9 billion (U.S.$3,661 million), and net income attributable to Canon Inc. dipped 2.8% to ¥187.2 billion (U.S.$2,431 million).

Basic net income attributable to Canon Inc. stockholders per share for the third quarter was ¥64.43 (U.S.$0.84), an increase of ¥9.36 (U.S.$0.12) compared with the corresponding quarter for the previous year, and ¥153.42 (U.S.$1.99) for the first nine months of 2011, a year-on-year decrease of ¥2.37 (U.S.$0.03).

Results by Segment

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, amid stable demand for color network digital MFDs, particularly the imageRUNNER ADVANCE C5000/C2000-series, efforts to restore production following the earthquake led to a year-on-year increase in overall sales volumes. In addition, sales of imagePRESS C7010VPS/C6010VPS/C6010S-series color MFDs for production printing, which were launched in March this year and are the first products to be jointly developed by Canon and Océ, gained momentum and contributed to increased unit sales of digital commercial printing and production printing devices for corporate clients. As for laser printers, hearty demand centered on emerging countries boosted unit sales volume, mainly for monochrome models, resulting in nearly double-digit growth compared with the corresponding period of the previous year. These performances, however, were affected by the appreciation of the yen against the U.S. dollar along with a shift in demand to lower-priced products. As a result, third-quarter sales for the segment dropped 6.7% year on year to ¥472.9 billion (U.S.$6,142 million), while operating profit for the quarter decreased 11.2% to ¥67.8 billion (U.S.$880 million) due to the appreciation of the yen against the U.S. dollar along with the decline in gross profit accompanying reduced sales. Sales for the first nine months of the year totaled ¥1,419.6 billion (U.S.$18,436 million), slipping 1.3% year on year, while operating profit decreased by 17.9% to ¥190.7 billion (U.S.$2,476 million).

Within the Consumer Business Unit, active efforts to boost production and expand sales in response to robust demand for digital SLR cameras resulted in significant increases in sales volumes over the corresponding year-ago period for such models as the entry-level EOS Rebel T3i/T2i/T3 and the advanced-amateur EOS 5D Mark II and EOS 60D. As for compact digital cameras, sales of the PowerShot ELPH 100 HS/300 HS and PowerShot SX230 HS, which were launched this spring, remained solid while sales of the PowerShot ELPH 310 HS introduced in September recorded a healthy start, resulting in a year-on-year increase of unit sales overall. With regard to inkjet printers, despite the impact of severe price competition among market players in Europe and elsewhere, unit sales increased year on year, fueled by sales growth for the mid- to high-end PIXMA MG6220/6120/5120, mainly in Japan, and for the entry-level PIXMA MP280, mainly in emerging markets. Accordingly, amid the effects of the strong yen to the U.S. dollar, third-quarter sales for the Consumer Business Unit increased 7.0% year on year to ¥347.4 billion (U.S.$4,512 million), and quarterly operating profit climbed 27.9% to ¥75.2 billion (U.S.$976 million), reflecting the effects of increased sales along with cost-reduction and expense-cutting efforts. Having not fully recovered from the negative effects of the earthquake in the first half and the impact of the appreciation of the yen, net sales for the first nine months totaled ¥939.3 billion (U.S.$12,198 million), a decline of 4.1% year on year, while operating profit totaled ¥160.4 billion (U.S.$2,083 million), a decrease of 7.3% year on year.

In the Industry and Others Business Unit, owing to active investment in semiconductor lithography equipment for the manufacture of NAND flash memories and digital-imaging sensors, which are used in smartphones, and power devices utilized in environmentally friendly products, sales of i-line steppers remained solid. Unit sales of LCD lithography equipment dropped substantially in the face of shrinking demand for equipment to produce large-size panels, an area in which Canon is particularly strong. In addition to these factors, sales of equipment used to manufacture organic light-emitting panels, which applies vacuum technologies and is sold by a Canon Group company, increased significantly, contributing to third-quarter sales for the segment, which totaled ¥123.8 billion (U.S.$1,608 million), an increase of 12.8%. Operating profit was ¥9.1 billion (U.S.$118 million), a surge of 106.9%, owing to the improved gross profit ratio along with efforts to curb expenses. Sales for the first nine months of the year totaled ¥306.8 billion (U.S.$3,985 million), rising 1.9% year on year, while operating profit was ¥20.5 billion (U.S.$267 million).

Cash Flow

During the first nine months of 2011, cash flow from operating activities totaled ¥342.6 billion (U.S.$4,449 million), a decrease of ¥176.8 billion (U.S.$2,297 million) compared with the year-ago period, as the amounts of accounts payable and accrued income tax increased in the previous year amid the recovery following the collapse of Lehman Brothers. Cash out flow from investing activities decreased ¥41.2 billion (U.S.$535 million) year on year, mainly as a result of corporate acquisition activities implemented in the year-ago period, totaling ¥202.0 billion (U.S.$2,623 million). Accordingly, free cash flow totaled ¥140.6 billion (U.S.$1,826 million), a decrease of ¥135.6 billion (U.S.$1,762 million) from the corresponding period of the previous year.

Cash flow from financing activities recorded an outlay of ¥251.6 billion (U.S.$3,267 million), mainly arising from the dividend payout and repurchases of treasury stock. This, along with the negative impact of foreign currency translation adjustments, resulted in cash and cash equivalents of ¥711.6 billion (U.S.$9,242 million), a decrease of ¥128.9 billion (U.S.$1,675 million) year on year.

Outlook

As for the outlook in the fourth quarter of 2011, the global economy is expected to realize low growth and also faces increasing downward risks due to public finance and financial market problems. Amid lingering concerns over high unemployment and housing issues in the United States, coupled with the debt crisis in Europe, the pace of recovery in these economies is expected to be weak. As for emerging economies such as China and India, which are expected to continue enjoying robust growth, there is concern over weakening export growth to Europe and the United States and the economic impact of tighter financial measures. Despite signs of recovery in Japan following the earthquake, the negative effects of the current historically strong yen on exports and the impact on production activities are expected to continue to have a negative influence on the Japanese economy.

In the businesses in which Canon is involved, within the office equipment market, demand for such products as network digital MFDs is anticipated to recover modestly. Although the slowdown in European economies and the United States is cause for concern, overall demand for laser printers is growing steadily. With regard to the consumer products market, demand for digital SLR cameras is expected to achieve robust growth. Amid the slowed growth for compact digital cameras due to weak consumer spending in developed countries, demand in emerging markets continues to grow steadily. Despite the fierce price competition within the inkjet printer segment, which is expected to continue, demand is projected to grow steadily. However, due to the floods in Thailand in this month, the company anticipates delays in production for select inkjet printer and digital camera products. In the industry and others market, although chip manufacturers are expected to further curb investment in semiconductor lithography equipment for the manufacture of DRAM memory devices, solid demand is projected for i-line steppers, a segment in which Canon excels. Demand for LCD lithography equipment targeting mid- and small-size LCD panels is also expected to grow in contrast to the sluggish demand for lithography equipment targeting large-size panels.

With regard to currency exchange rates for the last quarter in 2011, on which Canon’s performance outlook is based, despite the uncertain prospects of the current historically strong yen amid the instability in financial markets, Canon anticipates exchange rates for the period of ¥77 to the U.S. dollar and ¥105 to the euro. The annual average exchange rates are ¥79.41 to the U.S. dollar and ¥110.83 to the euro, representing appreciation of approximately ¥8 against the U.S. dollar and ¥4 against the euro compared with the annual average rates for the previous year.

Upon taking into consideration the abovementioned foreign exchange rate assumptions along with the current economic forecasts and market prospects, and incorporating the predicted impact of the floods in Thailand, Canon projects full-year consolidated net sales of ¥3,650.0 billion (U.S.$47,403 million), a year-on-year decrease of 1.5%; operating profit of ¥360.0 billion (U.S.$4,675 million), a year-on-year decrease of 7.1%; income before income taxes of ¥350.0 billion (U.S.$4,545 million), a year-on-year decrease of 10.9%; and net income attributable to Canon Inc. of ¥230.0 billion (U.S.$2,987 million), a year-on-year decrease of 6.7%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2011		Change	Year ended December 31, 2010	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,780,000	¥3,650,000	¥(130,000)	¥3,706,901	-1.5%
Operating profit	380,000	360,000	(20,000)	387,552	-7.1%
Income before income taxes	380,000	350,000	(30,000)	392,863	-10.9%
Net income attributable to Canon Inc.	¥260,000	¥230,000	¥(30,000)	¥246,603	-6.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1.  CONSOLIDATED BALANCE SHEETS

	$50,779,468	$50,779,468	$50,779,468	$50,779,468
	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2011	As of December 31, 2010	Change	As of September 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥711,631	¥840,579	¥(128,948)	$9,241,961
Short-term investments	146,447	96,815	49,632	1,901,909
Trade receivables, net	480,436	557,504	(77,068)	6,239,429
Inventories	518,039	384,777	133,262	6,727,779
Prepaid expenses and other current assets	266,208	250,754	15,454	3,457,247

Total current assets	2,122,761	2,130,429	(7,668)	27,568,325
Noncurrent receivables	16,811	16,771	40	218,325
Investments	56,531	81,529	(24,998)	734,169
Property, plant and equipment, net	1,188,765	1,201,968	(13,203)	15,438,506
Intangible assets, net	139,497	153,021	(13,524)	1,811,649
Other assets	385,654	400,102	(14,448)	5,008,494

Total assets	¥3,910,019	¥3,983,820	¥(73,801)	$50,779,468

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥11,877	¥7,200	¥4,677	$154,247
Trade payables	423,347	383,251	40,096	5,498,013
Accrued income taxes	68,345	72,482	(4,137)	887,597
Accrued expenses	308,843	299,710	9,133	4,010,948
Other current liabilities	146,014	134,298	11,716	1,896,286

Total current liabilities	958,426	896,941	61,485	12,447,091
Long-term debt, excluding current installments	4,954	4,131	823	64,338
Accrued pension and severance cost	192,353	197,609	(5,256)	2,498,091
Other noncurrent liabilities	69,529	75,502	(5,973)	902,974

Total liabilities	1,225,262	1,174,183	51,079	15,912,494

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	2,269,636
Additional paid-in capital	401,410	400,425	985	5,213,117
Legal reserve	58,988	57,930	1,058	766,078
Retained earnings	2,998,013	2,965,237	32,776	38,935,234
Accumulated other comprehensive income (loss)	(450,172)	(390,459)	(59,713)	(5,846,390)
Treasury stock, at cost	(661,841)	(562,113)	(99,728)	(8,595,337)

Total Canon Inc. stockholders’ equity	2,521,160	2,645,782	(124,622)	32,742,338
Noncontrolling interests	163,597	163,855	(258)	2,124,636

Total equity	2,684,757	2,809,637	(124,880)	34,866,974

Total liabilities and equity	¥3,910,019	¥3,983,820	¥(73,801)	$50,779,468

	Millions of yen			Thousands of U.S. dollars
	As of September 30, 2011	As of December 31, 2010		As of September 30, 2011
Notes:
1. Allowance for doubtful receivables	¥11,880	¥14,920		$154,286
2. Accumulated depreciation	2,034,757	1,909,703		26,425,416
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(383,160)	(325,612)		(4,976,104)
Net unrealized gains and losses on securities	(1,034)	3,020		(13,429)
Net gains and losses on derivative instruments	2,042	917		26,519
Pension liability adjustments	(68,020)	(68,784)		(883,376)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.  CONSOLIDATED STATEMENTS OF INCOME

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2011	Three months ended September 30, 2010	Change(%)		Three months ended September 30, 2011
Net sales	¥916,911	¥913,151	+	0.4	$11,907,935
Cost of sales	464,405	466,240			6,031,234

Gross profit	452,506	446,911	+	1.3	5,876,701
Operating expenses:
Selling, general and administrative expenses	251,974	265,413			3,272,390
Research and development expenses	77,984	77,074			1,012,779

	329,958	342,487			4,285,169

Operating profit	122,548	104,424	+	17.4	1,591,532
Other income (deductions):
Interest and dividend income	2,056	1,544			26,701
Interest expense	(155)	(207)			(2,013)
Other, net	(6,184)	3,065			(80,311)

	(4,283)	4,402			(55,623)

Income before income taxes	118,265	108,826	+	8.7	1,535,909

Income taxes	39,733	39,904			516,013

Consolidated net income	78,532	68,922			1,019,896
Less: Net income attributable to noncontrolling interests	668	727			8,675

Net income attributable to Canon Inc.	¥77,864	¥68,195	+	14.2	$1,011,221

Note:	Consolidated comprehensive loss for the three months ended September 30, 2011 was JPY 1,723 million (U.S.$ 22,377 thousand) and consolidated comprehensive income for the three months ended September 30, 2010 was JPY 52,105 million.

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Change(%)		Nine months ended September 30, 2011
Net sales	¥2,592,676	¥2,639,035	-	1.8	$33,671,117
Cost of sales	1,315,434	1,348,193			17,083,559

Gross profit	1,277,242	1,290,842	-	1.1	16,587,558
Operating expenses:
Selling, general and administrative expenses	769,623	756,238			9,995,103
Research and development expenses	224,158	229,899			2,911,143

	993,781	986,137			12,906,246

Operating profit	283,461	304,705	-	7.0	3,681,312
Other income (deductions):
Interest and dividend income	5,816	4,287			75,532
Interest expense	(827)	(1,160)			(10,740)
Other, net	(6,526)	2,497			(84,753)

	(1,537)	5,624			(19,961)

Income before income taxes	281,924	310,329	-	9.2	3,661,351

Income taxes	91,992	113,879			1,194,702

Consolidated net income	189,932	196,450			2,466,649
Less: Net income attributable to noncontrolling interests	2,745	3,806			35,649

Net income attributable to Canon Inc.	¥187,187	¥192,644	-	2.8	$2,431,000

Note:	Consolidated comprehensive income for the nine months ended September 30, 2011 and 2010 was JPY 130,161 million (U.S.$ 1,690,403 thousand) and JPY 104,852 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.  DETAILS OF SALES

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Three months ended September 30, 2011	Three months ended September 30, 2010	Change(%)		Three months ended September 30, 2011
Office	¥472,941	¥506,915	-	6.7	$6,142,091
Consumer	347,442	324,773	+	7.0	4,512,234
Industry and Others	123,784	109,774	+	12.8	1,607,584
Eliminations	(27,256)	(28,311)		-	(353,974)

Total	¥916,911	¥913,151	+	0.4	$11,907,935

	Millions of yen				Thousands of U.S. dollars
Sales by region	Three months ended September 30, 2011	Three months ended September 30, 2010	Change(%)		Three months ended September 30, 2011
Japan	¥169,526	¥159,919	+	6.0	$2,201,636
Overseas:
Americas	240,598	246,695	-	2.5	3,124,649
Europe	273,823	288,012	-	4.9	3,556,143
Asia and Oceania	232,964	218,525	+	6.6	3,025,507

	747,385	753,232	-	0.8	9,706,299

Total	¥916,911	¥913,151	+	0.4	$11,907,935

Results for the nine months	Millions of yen				Thousands of U.S. dollars
Sales by business unit	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Change(%)		Nine months ended September 30, 2011
Office	¥1,419,602	¥1,437,992	-	1.3	$18,436,390
Consumer	939,279	979,087	-	4.1	12,198,429
Industry and Others	306,833	301,032	+	1.9	3,984,844
Eliminations	(73,038)	(79,076)		-	(948,546)

Total	¥2,592,676	¥2,639,035	-	1.8	$33,671,117

	Millions of yen				Thousands of U.S. dollars
Sales by region	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Change(%)		Nine months ended September 30, 2011
Japan	¥493,130	¥497,580	-	0.9	$6,404,286
Overseas:
Americas	687,651	721,189	-	4.7	8,930,532
Europe	822,417	829,659	-	0.9	10,680,740
Asia and Oceania	589,478	590,607	-	0.2	7,655,559

	2,099,546	2,141,455	-	2.0	27,266,831

Total	¥2,592,676	¥2,639,035	-	1.8	$33,671,117

Notes: 1. The primary products included in each of the segments are as follows:

Office:	Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs / Office copying machines / Full-color copying machines / Personal-use copying machines / Laser printers / Large format inkjet printers / Digital production printers

Consumer:	Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / Inkjet multifunction printers / Single function inkjet printers / Image scanners / Broadcast equipment / Calculators

Industry and Others:	Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products / Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin American countries / Europe: United Kingdom, Germany, France, Netherlands / Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of U.S. dollars
	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Nine months ended September 30, 2011
Cash flows from operating activities:
Consolidated net income	¥189,932	¥196,450	$2,466,649
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	190,528	198,033	2,474,390
Loss on disposal of fixed assets	6,946	8,240	90,208
Deferred income taxes	(8,017)	3,588	(104,117)
Decrease in trade receivables	62,847	26,584	816,195
Increase in inventories	(151,547)	(93,981)	(1,968,143)
Increase in trade payables	71,560	110,507	929,351
Increase (decrease) in accrued income taxes	(3,242)	37,405	(42,104)
Increase in accrued expenses	17,475	9,062	226,948
Increase (decrease) in accrued (prepaid) pension and severance cost	(941)	4,451	(12,221)
Other, net	(32,958)	19,088	(428,026)

Net cash provided by operating activities	342,583	519,427	4,449,130
Cash flows from investing activities:
Purchases of fixed assets	(159,319)	(136,735)	(2,069,078)
Proceeds from sale of fixed assets	2,695	1,666	35,000
Purchases of available-for-sale securities	(1,939)	(10,882)	(25,182)
Proceeds from sale and maturity of available-for-sale securities	1,586	241	20,597
Increase in time deposits, net	(57,144)	(40,132)	(742,130)
Acquisitions of subsidiaries, net of cash acquired	17	(55,604)	221
Purchases of other investments	(147)	(851)	(1,909)
Other, net	12,251	(905)	159,104

Net cash used in investing activities	(202,000)	(243,202)	(2,623,377)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	712	3,856	9,247
Repayments of long-term debt	(4,053)	(4,134)	(52,636)
Increase (decrease) in short-term loans, net	7,479	(74,002)	97,130
Dividends paid	(152,784)	(136,103)	(1,984,208)
Repurchases of treasury stock, net	(99,835)	(32,903)	(1,296,558)
Other, net	(3,088)	(24,672)	(40,105)

Net cash used in financing activities	(251,569)	(267,958)	(3,267,130)
Effect of exchange rate changes on cash and cash equivalents	(17,962)	(43,902)	(233,272)

Net change in cash and cash equivalents	(128,948)	(35,635)	(1,674,649)
Cash and cash equivalents at beginning of period	840,579	795,034	10,916,610

Cash and cash equivalents at end of period	¥711,631	¥759,399	$9,241,961

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.  NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6.  SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2011	Three months ended September 30, 2010	Change(%)		Three months ended September 30, 2011
Office
Net sales:
External customers	¥471,302	¥505,049	-	6.7	$6,120,805
Intersegment	1,639	1,866	-	12.2	21,286

Total	472,941	506,915	-	6.7	6,142,091

Operating cost and expenses	405,164	430,615	-	5.9	5,261,870

Operating profit	¥67,777	¥76,300	-	11.2	$880,221

Consumer
Net sales:
External customers	¥347,167	¥324,450	+	7.0	$4,508,662
Intersegment	275	323	-	14.9	3,572

Total	347,442	324,773	+	7.0	4,512,234

Operating cost and expenses	272,270	265,996	+	2.4	3,535,974

Operating profit	¥75,172	¥58,777	+	27.9	$976,260

Industry and Others
Net sales:
External customers	¥98,442	¥83,652	+	17.7	$1,278,468
Intersegment	25,342	26,122	-	3.0	329,116

Total	123,784	109,774	+	12.8	1,607,584

Operating cost and expenses	114,698	105,382	+	8.8	1,489,584

Operating profit	¥9,086	¥4,392	+	106.9	$118,000

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(27,256)	(28,311)		-	(353,974)

Total	(27,256)	(28,311)		-	(353,974)

Operating cost and expenses	2,231	6,734		-	28,975

Operating profit	¥(29,487)	¥(35,045)		-	$(382,949)

Consolidated
Net sales:
External customers	¥916,911	¥913,151	+	0.4	$11,907,935
Intersegment	-	-		-	-

Total	916,911	913,151	+	0.4	11,907,935

Operating cost and expenses	794,363	808,727	-	1.8	10,316,403

Operating profit	¥122,548	¥104,424	+	17.4	$1,591,532

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Change(%)		Nine months ended September 30, 2011
Office
Net sales:
External customers	¥1,414,654	¥1,431,626	-	1.2	$18,372,130
Intersegment	4,948	6,366	-	22.3	64,260

Total	1,419,602	1,437,992	-	1.3	18,436,390

Operating cost and expenses	1,228,931	1,205,821	+	1.9	15,960,143

Operating profit	¥190,671	¥232,171	-	17.9	$2,476,247

Consumer
Net sales:
External customers	¥938,528	¥977,741	-	4.0	$12,188,675
Intersegment	751	1,346	-	44.2	9,754

Total	939,279	979,087	-	4.1	12,198,429

Operating cost and expenses	778,883	806,044	-	3.4	10,115,364

Operating profit	¥160,396	¥173,043	-	7.3	$2,083,065

Industry and Others
Net sales:
External customers	¥239,494	¥229,668	+	4.3	$3,110,312
Intersegment	67,339	71,364	-	5.6	874,532

Total	306,833	301,032	+	1.9	3,984,844

Operating cost and expenses	286,310	305,019	-	6.1	3,718,312

Operating profit (loss)	¥20,523	¥(3,987)		-	$266,532

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(73,038)	(79,076)		-	(948,546)

Total	(73,038)	(79,076)		-	(948,546)

Operating cost and expenses	15,091	17,446		-	195,986

Operating profit	¥(88,129)	¥(96,522)		-	$(1,144,532)

Consolidated
Net sales:
External customers	¥2,592,676	¥2,639,035	-	1.8	$33,671,117
Intersegment	-	-		-	-

Total	2,592,676	2,639,035	-	1.8	33,671,117

Operating cost and expenses	2,309,215	2,334,330	-	1.1	29,989,805

Operating profit	¥283,461	¥304,705	-	7.0	$3,681,312

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)  SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the third quarter	Millions of yen				Thousands of U.S. dollars
	Three months ended September 30, 2011	Three months ended September 30, 2010	Change(%)		Three months ended September 30, 2011
Japan
Net sales:
External customers	¥213,453	¥199,912	+	6.8	$2,772,117
Intersegment	541,707	504,522	+	7.4	7,035,156

Total	755,160	704,434	+	7.2	9,807,273

Operating cost and expenses	644,963	596,566	+	8.1	8,376,143

Operating profit	¥110,197	¥107,868	+	2.2	$1,431,130

Americas
Net sales:
External customers	¥237,761	¥244,674	-	2.8	$3,087,805
Intersegment	5,291	4,022	+	31.6	68,714

Total	243,052	248,696	-	2.3	3,156,519

Operating cost and expenses	230,767	242,572	-	4.9	2,996,974

Operating profit	¥12,285	¥6,124	+	100.6	$159,545

Europe
Net sales:
External customers	¥273,314	¥285,550	-	4.3	$3,549,532
Intersegment	1,472	462	+	218.6	19,117

Total	274,786	286,012	-	3.9	3,568,649

Operating cost and expenses	260,120	273,649	-	4.9	3,378,181

Operating profit	¥14,666	¥12,363	+	18.6	$190,468

Asia and Oceania
Net sales:
External customers	¥192,383	¥183,015	+	5.1	$2,498,481
Intersegment	225,350	192,854	+	16.9	2,926,623

Total	417,733	375,869	+	11.1	5,425,104

Operating cost and expenses	398,688	361,404	+	10.3	5,177,766

Operating profit	¥19,045	¥14,465	+	31.7	$247,338

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(773,820)	(701,860)		-	(10,049,610)

Total	(773,820)	(701,860)		-	(10,049,610)

Operating cost and expenses	(740,175)	(665,464)		-	(9,612,661)

Operating profit	¥(33,645)	¥(36,396)		-	$(436,949)

Consolidated
Net sales:
External customers	¥916,911	¥913,151	+	0.4	$11,907,935
Intersegment	-	-		-	-

Total	916,911	913,151	+	0.4	11,907,935

Operating cost and expenses	794,363	808,727	-	1.8	10,316,403

Operating profit	¥122,548	¥104,424	+	17.4	$1,591,532

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen				Thousands of U.S. dollars
	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Change(%)		Nine months ended September 30, 2011
Japan
Net sales:
External customers	¥572,347	¥604,374	-	5.3	$7,433,078
Intersegment	1,419,806	1,457,204	-	2.6	18,439,039

Total	1,992,153	2,061,578	-	3.4	25,872,117

Operating cost and expenses	1,699,616	1,743,505	-	2.5	22,072,935

Operating profit	¥292,537	¥318,073	-	8.0	$3,799,182

Americas
Net sales:
External customers	¥682,176	¥711,328	-	4.1	$8,859,429
Intersegment	12,352	5,134	+	140.6	160,415

Total	694,528	716,462	-	3.1	9,019,844

Operating cost and expenses	677,833	698,834	-	3.0	8,803,026

Operating profit	¥16,695	¥17,628	-	5.3	$216,818

Europe
Net sales:
External customers	¥818,803	¥823,886	-	0.6	$10,633,805
Intersegment	3,483	2,650	+	31.4	45,234

Total	822,286	826,536	-	0.5	10,679,039

Operating cost and expenses	788,977	794,215	-	0.7	10,246,455

Operating profit	¥33,309	¥32,321	+	3.1	$432,584

Asia and Oceania
Net sales:
External customers	¥519,350	¥499,447	+	4.0	$6,744,805
Intersegment	560,780	528,637	+	6.1	7,282,857

Total	1,080,130	1,028,084	+	5.1	14,027,662

Operating cost and expenses	1,036,900	988,666	+	4.9	13,466,233

Operating profit	¥43,230	¥39,418	+	9.7	$561,429

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(1,996,421)	(1,993,625)		-	(25,927,545)

Total	(1,996,421)	(1,993,625)		-	(25,927,545)

Operating cost and expenses	(1,894,111)	(1,890,890)		-	(24,598,844)

Operating profit	¥(102,310)	¥(102,735)		-	$(1,328,701)

Consolidated
Net sales:
External customers	¥2,592,676	¥2,639,035	-	1.8	$33,671,117
Intersegment	-	-		-	-

Total	2,592,676	2,639,035	-	1.8	33,671,117

Operating cost and expenses	2,309,215	2,334,330	-	1.1	29,989,805

Operating profit	¥283,461	¥304,705	-	7.0	$3,681,312

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7.  SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY

      Not applicable.

8.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1) GROUP POSITION

1.	Number of Group Companies

	September 30, 2011	December 31, 2010	Change
Subsidiaries	291	294	(3)
Affiliates	13	14	(1)
Total	304	308	(4)

2.	Change in Group Entities

Subsidiaries
Addition:	6 companies
Removal:	9 companies

Affiliates(Carried at Equity Basis)
Removal:	1 company

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2) SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

Oct. 25, 2011

CONSOLIDATED FINANCIAL RESULTS FOR

THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2011

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE
1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen	)

	2011			2010			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	85,879	265,336	-	88,935	280,695	376,928	-3.4%	-5.5%	-
Consumer	46,033	125,807	-	49,080	145,711	216,509	-6.2%	-13.7%	-
Industry and Others	37,614	101,987	-	21,904	71,174	102,312	+71.7%	+43.3%	-
Total	169,526	493,130	703,000	159,919	497,580	695,749	+6.0%	-0.9%	+1.0%
Overseas
Office	385,423	1,149,318	-	416,114	1,150,931	1,602,017	-7.4%	-0.1%	-
Consumer	301,134	812,721	-	275,370	832,030	1,173,113	+9.4%	-2.3%	-
Industry and Others	60,828	137,507	-	61,748	158,494	236,022	-1.5%	-13.2%	-
Total	747,385	2,099,546	2,947,000	753,232	2,141,455	3,011,152	-0.8%	-2.0%	-2.1%
Americas
Office	148,509	434,253	-	156,538	431,267	601,090	-5.1%	+0.7%	-
Consumer	82,218	225,396	-	80,142	260,710	379,522	+2.6%	-13.5%	-
Industry and Others	9,871	28,002	-	10,015	29,212	42,687	-1.4%	-4.1%	-
Total	240,598	687,651	970,600	246,695	721,189	1,023,299	-2.5%	-4.7%	-5.1%
Europe
Office	165,340	516,538	-	189,412	524,562	733,216	-12.7%	-1.5%	-
Consumer	103,556	286,735	-	91,500	284,073	407,994	+13.2%	+0.9%	-
Industry and Others	4,927	19,144	-	7,100	21,024	31,264	-30.6%	-8.9%	-
Total	273,823	822,417	1,146,600	288,012	829,659	1,172,474	-4.9%	-0.9%	-2.2%
Asia and Oceania
Office	71,574	198,527	-	70,164	195,102	267,711	+2.0%	+1.8%	-
Consumer	115,360	300,590	-	103,728	287,247	385,597	+11.2%	+4.6%	-
Industry and Others	46,030	90,361	-	44,633	108,258	162,071	+3.1%	-16.5%	-
Total	232,964	589,478	829,800	218,525	590,607	815,379	+6.6%	-0.2%	+1.8%
Intersegment
Office	1,639	4,948	-	1,866	6,366	8,324	-12.2%	-22.3%	-
Consumer	275	751	-	323	1,346	1,705	-14.9%	-44.2%	-
Industry and Others	25,342	67,339	-	26,122	71,364	94,624	-3.0%	-5.6%	-
Eliminations	(27,256)	(73,038)	-	(28,311)	(79,076)	(104,653)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	472,941	1,419,602	1,968,200	506,915	1,437,992	1,987,269	-6.7%	-1.3%	-1.0%
Consumer	347,442	939,279	1,340,900	324,773	979,087	1,391,327	+7.0%	-4.1%	-3.6%
Industry and Others	123,784	306,833	430,100	109,774	301,032	432,958	+12.8%	+1.9%	-0.7%
Eliminations	(27,256)	(73,038)	(89,200)	(28,311)	(79,076)	(104,653)	-	-	-
Total	916,911	2,592,676	3,650,000	913,151	2,639,035	3,706,901	+0.4%	-1.8%	-1.5%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2011			2010			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	471,302	1,414,654	1,962,000	505,049	1,431,626	1,978,945	-6.7%	-1.2%	-0.9%
Intersegment	1,639	4,948	6,200	1,866	6,366	8,324	-12.2%	-22.3%	-25.5%
Total sales	472,941	1,419,602	1,968,200	506,915	1,437,992	1,987,269	-6.7%	-1.3%	-1.0%
Operating profit	67,777	190,671	254,000	76,300	232,171	293,322	-11.2%	-17.9%	-13.4%
% of sales	14.3%	13.4%	12.9%	15.1%	16.1%	14.8%	-	-	-
Consumer
External customers	347,167	938,528	1,339,900	324,450	977,741	1,389,622	+7.0%	-4.0%	-3.6%
Intersegment	275	751	1,000	323	1,346	1,705	-14.9%	-44.2%	-41.3%
Total sales	347,442	939,279	1,340,900	324,773	979,087	1,391,327	+7.0%	-4.1%	-3.6%
Operating profit	75,172	160,396	208,500	58,777	173,043	238,065	+27.9%	-7.3%	-12.4%
% of sales	21.6%	17.1%	15.5%	18.1%	17.7%	17.1%	-	-	-
Industry and Others
External customers	98,442	239,494	348,100	83,652	229,668	338,334	+17.7%	+4.3%	+2.9%
Intersegment	25,342	67,339	82,000	26,122	71,364	94,624	-3.0%	-5.6%	-13.3%
Total sales	123,784	306,833	430,100	109,774	301,032	432,958	+12.8%	+1.9%	-0.7%
Operating profit	9,086	20,523	29,300	4,392	(3,987)	(9,831)	+106.9%	-	-
% of sales	7.3%	6.7%	6.8%	4.0%	-1.3%	-2.3%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(27,256)	(73,038)	(89,200)	(28,311)	(79,076)	(104,653)	-	-	-
Total sales	(27,256)	(73,038)	(89,200)	(28,311)	(79,076)	(104,653)	-	-	-
Operating profit	(29,487)	(88,129)	(131,800)	(35,045)	(96,522)	(134,004)	-	-	-
Consolidated
External customers	916,911	2,592,676	3,650,000	913,151	2,639,035	3,706,901	+0.4%	-1.8%	-1.5%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	916,911	2,592,676	3,650,000	913,151	2,639,035	3,706,901	+0.4%	-1.8%	-1.5%
Operating profit	122,548	283,461	360,000	104,424	304,705	387,552	+17.4%	-7.0%	-7.1%
% of sales	13.4%	10.9%	9.9%	11.4%	11.5%	10.5%	-	-	-
(P)=Projection

3. OTHER INCOME / DEDUCTIONS							(Millions of yen)
	2011			2010			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	1,901	4,989	6,500	1,337	3,127	4,091	+564	+1,862	+2,409
Forex gain (loss)	(6,496)	(5,659)	(9,500)	1,340	3,535	3,089	(7,836)	(9,194)	(12,589)
Equity earnings (loss) of affiliated companies	(277)	(5,654)	(6,500)	(1,853)	11,022	10,471	+1,576	(16,676)	(16,971)
Other, net	589	4,787	(500)	3,578	(12,060)	(12,340)	(2,989)	+16,847	+11,840
Total	(4,283)	(1,537)	(10,000)	4,402	5,624	5,311	(8,685)	(7,161)	(15,311)

(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2nd quarter	2nd quarter	2nd quarter	2nd quarter	2nd quarter	2nd quarter
	2011			2010
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	15%	15%	15%	15%	16%	15%
Color copiers	17%	17%	17%	16%	17%	17%
Other printing devices	49%	48%	47%	50%	51%	50%
Others	19%	20%	21%	19%	16%	18%
Consumer
Cameras	74%	71%	71%	71%	70%	70%
Inkjet printers	21%	24%	24%	24%	24%	24%
Others	5%	5%	5%	5%	6%	6%
Industry and Others
Lithography equipment	17%	17%	20%	26%	22%	23%
Others	83%	83%	80%	74%	78%	77%

(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2nd quarter	2nd quarter	2nd quarter	2nd quarter
	2011
	3rd quarter	YTD	Year (P)
Office
Japan	-3.4%	-5.5%	-
Overseas	-1.6%	+7.0%	-
Total	-2.0%	+4.4%	+4.7%
Consumer
Japan	-6.2%	-13.7%	-
Overseas	+14.8%	+4.1%	-
Total	+11.6%	+1.4%	+1.8%
Industry and Others
Japan	+71.7%	+43.3%	-
Overseas	+0.1%	-10.7%	-
Total	+13.6%	+3.3%	+0.6%
Total
Japan	+6.0%	-0.9%	+1.0%
Overseas	+4.5%	+4.6%	+4.3%
Americas	+6.6%	+4.7%	+3.5%
Europe	-2.7%	+3.6%	+2.9%
Asia and Oceania	+11.8%	+5.7%	+7.3%
Total	+4.8%	+3.5%	+3.7%
2nd quarter	2nd quarter	2nd quarter
		(P	)=Projection

- S3 -

Canon Inc.

6. PROFITABILITY

	2011		2010
	YTD	Year (P)	YTD	Year
ROE *1	9.7%	8.7%	9.6%	9.2%
ROA *2	6.3%	5.8%	6.5%	6.3%
				(P)=Projection
*1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity *2 Based on Net Income attributable to Canon Inc. 7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen	)
	2011			2010
	3rd quarter	4th quarter (P)	Year (P)	3rd quarter	Year
Yen/US$	77.75	77.00	79.41	85.79	87.40
Yen/Euro	109.98	105.00	110.83	110.61	114.97
					(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2011
	3rd quarter	Year (P)
US$	(29.7)	(121.7)
Euro	(1.7)	(37.9)
Other currencies	(2.1)	(10.0)
Total	(33.5)	(169.6)
		(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2011
	4th quarter (P)
On sales
US$	5.2
Euro	2.9
On operating profit
US$	2.4
Euro	1.7
	(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)
	2011		2010
	3rd quarter	Year (P)	3rd quarter	Year
Net cash provided by operating activities	151,758	470,000	170,852	744,413
Net cash used in investing activities	(128,692)	(340,000)	(66,220)	(342,133)
Free cash flow	23,066	130,000	104,632	402,280
Net cash used in financing activities	(125,135)	(254,000)	(117,353)	(279,897)
Effect of exchange rate changes on cash and cash equivalents	(34,919)	(16,600)	423	(76,838)
Net change in cash and cash equivalents	(136,988)	(140,600)	(12,298)	45,545
Cash and cash equivalents at end of period	711,631	700,000	759,399	840,579
				(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2011		2010
	3rd quarter	Year (P)	3rd quarter	Year
Office	24,182	-	23,789	96,156
Consumer	20,801	-	20,382	82,843
Industry and Others	8,100	-	5,360	21,062
Corporate and Eliminations	24,901	-	27,543	115,756
Total	77,984	310,000	77,074	315,817
% of sales	8.5%	8.5%	8.4%	8.5%
			(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	(Millions of yen)
	2011		2010
	3rd quarter	Year (P)	3rd quarter	Year
Increase in PP&E	54,545	250,000	32,417	158,976
Depreciation and amortization	62,941	280,000	72,065	276,193
				(P)=Projection

11. INVENTORIES
(1) Inventories	(Millions of yen)
	2011	2010	Difference
	Sep.30	Dec.31
Office	224,160	186,817	+37,343
Consumer	173,746	107,261	+66,485
Industry and Others	120,133	90,699	+29,434
Total	518,039	384,777	+133,262
(2) Inventory turnover*	(Days)
	2011	2010	Difference
	Sep.30	Dec.31
Office	44	32	+12
Consumer	49	27	+22
Industry and Others	133	88	+45
Total	54	35	+19
*Index based on the previous six months sales.

12. DEBT RATIO
	2011	2010	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.4%	0.3%	+0.1%

13. OVERSEAS PRODUCTION RATIO
	2011	2010
	YTD	Year
Overseas production ratio	52%	49%

14. NUMBER OF EMPLOYEES
	2011	2010	Difference
	Sep.30	Dec.31
Japan	70,410	71,954	(1,544)
Overseas	129,410	125,432	+3,978
Total	199,820	197,386	+2,434

- S5 -